July 29, 2019

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Electronics and Machinery

Re:	Ichor Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 28, 2018
Form 8-K Filed May 7, 2019
File No. 001-37961

Ladies and Gentlemen:

Ichor Holdings, Ltd., a Cayman Islands exempt limited company (the “Company”), is writing to respond to the comment raised in the letter to the Company, dated July 17, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics).

Form 8-K filed May 7, 2019

U.S. GAAP and Non-GAAP Summary Consolidated Statements of Operations, page 9

1.

We note that you present a full non‑GAAP income statement on page 9 of your Earnings Release, a presentation that appears to give more prominence to the non‑GAAP measures and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will remove the full non‑GAAP income statement in future filings with the Commission and instead will present stand-alone reconciliations of non‑GAAP gross profit and gross margin to GAAP gross profit and gross margin and non‑GAAP operating income and operating margin to GAAP operating income and operating margin.

We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (510) 897‑5287.

Sincerely,

/s/ Jeffrey Andreson

Jeffrey Andreson

cc: Thomas M. Rohrs